SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Securities and Exchange Commission dated April 22, 2010 regarding notification of Court Resolution.

FOR IMMEDIATE RELEASE

Buenos Aires, April 22, 2010

Securities and Exchange Commission

Dear Sirs,

RE.: Precautionary Measure

I am writing you as attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that today the Company notified the Argentine National Securities Commission (the “CNV”) and the Buenos Aires Stock Exchange (the “BCBA”) of a precautionary measure issued on April 20, 2010 by the First Instance Court in Commercial Matters, Secretariat N° 51 under the case “Perez Alati Jorge Luis y Otro c/Telecom Personal S.A. s/Ordinario” (File No. 56.806), that orders:

“ … a) grant the requested precautionary measure, suspending the treatment of the Items 7, 11, 12, 13, and 21 of the Agenda of the Annual General Ordinary and Extraordinary Shareholders Meeting of “Telecom Argentina S.A.” to be held on April 28, 2010;…”

The items of the Agenda of the Annual General Ordinary and Extraordinary Shareholders Meeting of Telecom Argentina S.A. summoned for April 28, 2010 that are subject to the precautionary measure are detailed below:

Item 7) “Consideration of Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of this Shareholders’ Meeting.”

Item 11) “Determination of the number of directors and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”).”

Item 12) “Election of directors and alternate directors for Fiscal Year 2010.”

Item 13) “Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2010 and their election.”

Item 21) “Modification of the disapproval of Gerardo Werthein’s performance during the nineteenth fiscal year.”

Sincerely,

Maria Carrera Sala
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 22, 2010	By:	/s/ Franco Bertone
			Name:	Franco Bertone
			Title:	Chief Executive Officer